COPEACE, PBC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2020 AND 2019

COPEACE, PBC

Table of Contents

To the Board of Directors
CoPeace, PBC
Highlands Ranch, Colorado

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of CoPeace, PBC (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CoPeace, PBC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of CoPeace, PBC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company had negative net cash flows from operations of $885,623 and $536,390 for the years ended December 31, 2020 and 2019, respectively. For the years ended December 31, 2020 and 2019, the Company had net losses of $664,864 and $931,872, respectively. As of December 31, 2020, the Company's current liabilities exceeded its current assets by $109,170 the Company had minimal cash of $16,920, and the Company had an accumulated deficit of $1,908,623. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Emphasis of a Matter - Potential Regulatory Issues

The accompanying consolidated financial statements have been prepared assuming that the Company is not an investment company, as defined by Section 3(a) of the Investment Company Act of 1940 (the "1940 Act"). As discussed in Note 6 to the consolidated financial statements, it is unclear as of the issuance date of these consolidated financial statements whether the Company may have inadvertently met the requirements to be treated as an

investment company under the 1940 Act. If the Company is treated as an investment company under the 1940 Act, and it is unable to meet another exemption under the 1940 Act, it could become subject to various risks and negative outcomes, including fines, meeting onerous and potentially unachievable requirements, or requiring dissolution of the Company.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CoPeace, PBC's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CoPeace, PBC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CoPeace, PBC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidating balance sheet as of December 31, 2020 and consolidating statement of operations for the year ended December 31, 2020 are presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
October 15, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

COPEACE, PBC
CONSOLIDATED BALANCE SHEETS
As of December 31,

	2020	2019
ASSETS		
Current Assets:		
Cash	$ 16,920	$ 167,760
Deferred offering costs	109,555	109,555
Prepaid expenses	43,554	7,469
Total current assets	170,029	284,784
Interest receivable	18,384	9,054
Property, plant and equipment, net	700	1,355
Investment in equity security	61,400	20,000
Investment in debt security	250,000	250,000
TOTAL ASSETS	$ 500,513	$ 565,193
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 54,351	$ 30,942
Accrued expenses – related party officers	50,526	213,805
Accrued expenses	9,577	3,874
Due to related party	160,000	50,681
Loan payable	4,745	-
Total current liabilities	279,199	299,302
Commitments and contingencies (Note 6)		
Redeemable preferred stock:		
Series A redeemable convertible preferred stock, $0.001 par value; 50,000 shares authorized; 16,279 and 15,641 shares issued and outstanding as of December 31, 2020 and 2019, respectively	1,740,756	1,437,327
Series B redeemable convertible preferred stock, $0.001 par value; 50,000 shares authorized; 2,279 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively	260,256	-
Subscription receivable	(27,132)	(85,020)
Total redeemable preferred stock	1,973,880	1,352,307
Stockholders' deficit:		
Common stock, par value $0.001, 400,000 shares authorized; 200,814 and 200,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	200	200
Additional paid-in capital	155,857	154,809
Accumulated deficit	(1,908,623)	(1,241,425)
Total stockholders' deficit	(1,752,566)	(1,086,416)
TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT	$ 500,513	$ 565,193

See Independent Auditors' Report and accompanying notes to the consolidated financial statements

COPEACE, PBC
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2020	2019
Revenue, net	$ -	$ -
Operating expenses:		
Salaries, benefits and contract labor	737,843	741,772
Professional fees	67,770	85,184
General and administrative	74,325	54,744
Sales and marketing	66,627	58,914
Total operating expenses	946,565	940,614
Loss from operations	(946,565)	(940,614)
Other income (expense):		
Interest and finance charges	(872)	(312)
PPP forgiveness	67,105	-
Related party debt forgiveness	204,138	-
Interest income	9,330	9,054
Total other income (expense)	279,701	8,742
Net loss	$ (666,864)	$ (931,872)
Net loss per share, basic and dilued	$ (3.33)	$ (4.66)
Weighted average common shares used to compute net loss per share, basic and diluted	200,000	200,000

COPEACE, PBC
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Subscription	Total Redeemable Preferred	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Receivable	Stock	Shares	Amount	Capital	Deficit	Deficit
Balances at December 31, 2018	4,150	$ 163,112	-	$ -	$ (50,000)	$ 113,112	200,000	$ 200	$ 149,528	$ (309,553)	$ (159,825)
Collection of 2018 subscription receivable	-	-	-	-	50,000	50,000	-	-	-	-	-
Issuance of Series A preferred shares	9,866	956,040	-	-	(85,020)	871,020	-	-	-	-	-
Stock compensation on vesting of prior issuances of Series A preferred stock	-	155,675	-	-	-	155,675	-	-	-	-	-
2019 issuance of Series A preferred shares for						-					
compensation	1,625	162,500	-	-	-	162,500	-	-	-	-	-
Capital contributions	-	-	-	-	-	-	-	-	5,281	-	5,281
Net loss	-	-	-	-	-	-	-	-	-	(931,872)	(931,872)
Balances at December 31, 2019	15,641	1,437,327	-	-	(85,020)	1,352,307	200,000	200	154,809	(1,241,425)	(1,086,416)
Collection of 2019 subscription receivable	(100)	(10,020)	-	-	85,020	75,000	-	-	-	-	-
Issuance of Series A preferred shares	2,528	255,030	-	-		255,030	-	-	-	-	-
Issuance of Series B preferred shares, net of issuance costs	-	-	2,204	251,256	(27,132)	224,124	-	-	-	-	-
Issuance of preferred shares for compensation	2,485	58,419	75	9,000	-	67,419	-	-	-	-	-
Revision of prior period stock grants	(4,275)	-	-	-	-	-	-	-	-	-	-
Stock compensation	-	-	-	-	-	-	-	-	1,048	-	1,048
Dividends	-	-	-	-	-	-	814	-	-	(334)	(334)
Net loss	-	-	-	-	-	-	-	-	-	(666,864)	(666,864)
Balances at December 31, 2020	16,279	$ 1,740,756	2,279	$ 260,256	$ (27,132)	$ 1,973,880	200,814	$ 200	$ 155,857	$ (1,908,623)	$ (1,752,566)

See Independent Auditor's Report and accompanying notes to the consolidated financial statements

COPEACE, PBC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2020	2019
Cash Flows from Operating Activities		
Net loss	$ (666,864)	$ (931,872)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	656	219
Stock compensation expense	68,467	318,175
Accrued expenses – related party officers	-	75,355
Other income - forgiveness of debt	(271,243)	-
Changes in operating assets and liabilities:		
Interest receivable	(9,330)	(9,054)
Prepaid expenses	(36,085)	(7,469)
Accounts payable	23,407	14,381
Accrued expenses	5,369	3,875
Net cash used in operating activities	(885,623)	(536,390)
Cash Flows from Investing Activities		
Purchase of property and equipment	-	(1,574)
Investment in debt security	-	(250,000)
Investment in equity security	(41,400)	(20,000)
Net cash used in investing activities	(41,400)	(271,574)
Cash Flows from Financing Activities		
Proceeds from (payments to) related party, net	150,274	(37,235)
Proceeds from loan payable	71,755	-
Proceeds from sale of Series A preferred stock	330,030	921,020
Proceeds from sale of Series B preferred stock, net of offering costs	224,124	-
Capital contributions	-	5,281
Deferred offering costs	-	(28,936)
Net cash provided by financing activities	776,183	860,130
Net change in cash and cash equivalents	(150,840)	52,166
Cash and cash equivalents at beginning of period	167,760	115,594
Cash and cash equivalents at end of period	$ 16,920	$ 167,760
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 872	$ 312
Supplemental disclosure of non-cash investing and financing activities:		
Subscription receivable	$ 27,132	$ 85,020
Accrued dividends	$ 334	$ -

Note 1. Description of Business

CoPeace, PBC (the Company) was formed in 2018 as a Delaware Public Benefit Corporation.

The Company is a Delaware public benefit corporation on a mission to harness responsible and sustainable free enterprise through careful investments that fit established, measured criteria for good. The Company will invest in or otherwise support other organizations that are solving environmental or societal problems, and that are operating in a manner that respects the interests of their respective stakeholders. The Company, which earned Fully Certified B Corp2 status on June 7, 2018, plans to use B Corp themes to guide its investments in early stage and small success entities. As further explained on the B Corp website, B Corps are "for-profit companies certified by the nonprofit B Lab to meet rigorous standards of social and environmental performance, accountability, and transparency."

The Company intends to be a modern holding company investing in and managing businesses the Company believes will be profitable and that additionally provide measured good works and impact across a variety of issue areas. The Company plans to leverage the experience of its management in marketing, media sports and finance to build bold and creative marketing campaigns, utilizing complementary strategies and stories among and between its portfolio holdings ("Portfolio Holdings") where applicable, and to build cooperative success among its Portfolio Holdings. Several potential Portfolio Holdings are in the process of being evaluated, focusing on opportunities surrounding issues of climate change, economic inequality, and clean technology, and other opportunities consistent with the mission of the Company. During July 2019, the Company formed CoPeace Finance, LLC ("Finance") a wholly owned operating subsidiary.

On July 22, 2020, the Company formed its second wholly owned subsidiary, CoPeace Marketing ("CoMa" or "Marketing"). CoMa is legally designated as a public benefit corporation providing marketing services to for-profit companies demonstrating positive social or environmental impact. Concurrently, the Company also formed CoPeace Sports ("Sports"), a wholly owned subsidiary.

Note 2. Going Concern

The consolidated financial statements have been prepared on a going concern basis, which assumes we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. The Company had negative net cash flows from operations of $885,623 and $536,390 for the years ended December 31, 2020 and 2019, respectively. For the years ended December 31, 2020 and 2019, the Company had net losses of $666,864 and $931,872, respectively. The Company's current liabilities exceed its current assets by $109,170 as of December 31, 2020. Our cash of approximately $16,920 as of December 31, 2020, is not sufficient to absorb our operating losses. The Company's ability to attain profitability and positive cash flows from operations is uncertain. The Company is also uncertain whether it can obtain financing to complete investments the Company is pursuing. These factors, among others, raise substantial doubt to the Company's ability to continue as a going concern.

The Company will need to raise capital in order to fund its operations. Through the issuance date, the Company has raised approximately $474,000 pursuant to a Regulation CF offering of its Series B preferred stock. This need may be adversely impacted by uncertain market conditions, approval by regulatory bodies, and loss on investments. To address its financing requirements, the Company is seeking equity financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation and Basis for Consolidation

These consolidated financial statements include all accounts of CoPeace, PBC., along with its wholly owned subsidiaries: CoPeace Finance, LLC, CoPeace Marketing and CoPeace Sports. All transactions and balances between and among the companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company determined that it is not an investment company as defined under FASB ASC 946 as of its inception date based on analysis of its planned operations and therefore has not applied such guidance to these consolidated financial statements.

The Company adopted the calendar year as its basis of reporting.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and 2019, the Company's cash balances did not exceeded federally insured limits.

Offering Costs

Prepaid offering costs include legal retainers and costs related to the Company's future stock offering. These costs will be recognized against additional paid-in-capital at the time of the associated stock issuances or charged to operating expenses if the offering is abandoned.

Property, Plant and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 3 years for its capitalized assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company recorded depreciation expense of $656 and $219 for the years ended December 31, 2020 and 2019, respectively.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the periods ended December 31, 2020 or 2019.

Income Taxes

The Company accounts for income taxes under ASC 740 "Income Taxes" which codified SFAS 109, "Accounting for Income Taxes" and FIN 48 "Accounting for Uncertainty in Income Taxes – an Interpretation of the Financial Accounting Standards Board, or the FASB, Statement No. 109." Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

GAAP defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures its financial assets and liabilities at fair value at each reporting period using an estimated fair value hierarchy which requires the Company to the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

- Level 1 — Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 — Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments; and
- Level 3 — Unobservable inputs which are supported by little or no market activity and which are significant to the fair value of the assets or liabilities. These inputs are based on our own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company's consolidated balance sheets include the following financial instruments: cash, investments, and accounts payable. We consider the carrying values of our short-term financial instruments to approximate fair value because they generally expose the Company to limited credit risk, because of the short period of time between origination of the financial assets and liabilities and their expected settlement, or because of their proximity to acquisition date fair values.

As discussed below and in Note 4 regarding the Company's investment balances, the Company's investment assets are measured at cost basis as of December 31, 2020 and 2019, but were considered at current fair value as of December 31, 2020 and 2019 for the purposes of impairment analysis, as are summarized below:

	Fair Value Measurements as of December 31, 2020 Using:			
	Level 1	Level 2	Level 3	Total
Investment in debt security	$ -	$ -	$ 250,000	$ 250,000
Investment in equity security	-	-	61,400	61,400
	$ -	$ -	$ 311,400	$ 311,400

	Fair Value Measurements as of December 31, 2019 Using:			
	Level 1	Level 2	Level 3	Total
Investment in debt security	$ -	$ -	$ 250,000	$ 250,000
Investment in equity security	-	-	20,000	20,000
	$ -	$ -	$ 270,000	$ 270,000

Investments – Other

The Company has made investments in privately held companies without readily determinable fair values in the form of convertible note agreements and preferred stock from a privately held company, which are presented in the consolidated balance sheets as investments in equity securities and investments in debt securities. As of December 31, 2020 and 2019, the Company did not exert significant influence or control and did not have a controlling financial interest in the equity investment and therefore it is valued at cost less impairment. In accordance with FASB ASC 321-10-35-2, and the Company's share of the earnings or losses of such investee company is not included in the Company's consolidated financial statements.

The determination of fair value of the Company's long-term equity investments and convertible notes receivable at other than initial cost is subject to certain limitations. Financial information for private companies in which the Company has investments may not be available and, even if available, that information may be limited and/or unreliable.

Use of the valuation approach described below may involve uncertainties and determinations based on the Company's judgment and any value estimated from these techniques may not be realized or realizable.

Company-specific information is considered when determining whether the fair value of a long-term investment or convertible notes receivable should be adjusted for impairment at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing long-term equity investments and convertible notes receivable.

The fair value of long-term equity investments and convertible notes receivable may be adjusted if:

- a. A significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee;
- b. A significant adverse change in the regulatory, economic, or technological environment of the investee;

- c. A significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates;

- d. A bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; or

- e. Factors that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

Adjustment for impairment to a long-term equity investment and convertible notes receivable will be based upon management's judgment and any value estimated may not be realized or realizable. The resulting values for non-publicly traded investments may differ from values that would be realized if a ready market existed.

The convertible notes receivable investments are recorded at cost plus accrued interest receivable. The Company does not anticipate exerting significant influence or control over this investee company nor having a controlling financial interest in the investee company if and upon conversion to the investee company's stock and therefore anticipates continuing to carry this investment at the convertible note receivable cost if and upon future conversion to equity.

As these instruments do not have readily determinable fair values and are expected to convert into common stock in the future, the Company accounts for these investments using the cost method, less adjustments for impairment. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of December 31, 2020 and 2019. The carrying amount for the investments is $311,400 and $270,000 as of December 31, 2020 and 2019, respectively.

Accounting for Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging,* is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Stock-Based Compensation

Stock-based compensation awards, including restricted stock awards, are recorded at estimated fair value on the awards' grant date, based on estimated number of awards that are expected to vest. The grant date fair value is amortized on a straight-line basis over the time in which the awards are expected to vest, or immediately if no

vesting is required. Share-based compensation awards issued to non-employees for services are recorded at either the fair value of the services rendered or the fair value of the share-based payments whichever is more readily determinable. The fair value of restricted stock awards is based on the fair value of the stock underlying the awards on the grant date as there is no exercise price.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Revenue Recognition

The Company has adopted ASC 606. In the future the Company anticipates additional investments and plans to eventually own and manage operations directly. Upon obtaining revenues from those anticipated operations, the Company will apply the requirements of ASC 606 to those operations. No revenues have been recognized as of December 31, 2020 or 2019.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605 –Revenue Recognition and most industry specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers,* which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2017. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"), which among other things, these amendments require the measurement of all expected credit losses of financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions

and other organizations will now use forward-looking information to better inform their credit loss estimates. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for periods beginning after December 15, 2019, and interim periods within those fiscal years. The Company adopted this new standard effective January 1, 2020.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's consolidated financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of consolidated financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 4. Investments

The Company made investments of $41,400 and $270,000 during the years ended December 31, 2020 and 2019, respectively.

Investment in Debt Security

On February 28, 2019, the Company purchased a debt security from a privately-held company in the form of a convertible promissory note (the "Note") for $250,000. The Company's investment in the Note has been classified as a cost basis investment as discussed in Note 3. The Note is convertible into shares of preferred stock of the issuer in the event of a qualified financing (as defined in the Note), earns interest at a rate of 4% per annum and has a maturity date of December 31, 2019. In 2020, the Company extended the maturity date to December 31, 2021 to facilitate the issuer's continued fundraising under the convertible note to facilitate a future equity offering, and was not deemed to be a concession to warrant accounting as a troubled debt restructuring. The Company recorded interest income of $9,330 and $9,054 for the years ended December 31, 2020 and 2019, respectively, all of which

was accrued and unpaid as of December 31, 2020. As of December 31, 2020 and 2019, interest receivable was $18,384 and $9,054, respectively.

Investment in Equity Security

Under terms of a preferred share purchase agreement entered into as of March 4, 2019, the Company has agreed to purchase up to 122,250 shares of preferred stock from a privately-held company (the "Issuer") at an aggregate purchase price of $1,500,000. The Company's former CFO and current CIO also serves in the same capacity of the issuer. Purchases of the preferred stock are to be made on certain milestone dates through September 30, 2020. As of December 31, 2019, the Company had purchased 1,630 shares of preferred stock at an aggregate purchase price of $20,000. During 2020, the Company purchased 3,374 shares of preferred stock for an aggregate purchase price of $41,400. The Company may make subsequent purchases of up to 117,246 shares of preferred stock at subsequent dates, subject to certain terms and conditions, at a purchase price of $12.27 per share ($1,438,600 aggregate purchase price). The Company's investment in the preferred stock is measured at cost, less any impairment as discussed in Note 3. As of December 31, 2020, the investment totaled $61,400. The Company did not exercise significant influence or control as of December 31, 2020 and 2019, and therefore, the cost basis accounting method was deemed the appropriate method for this investment.

The preferred stock may be converted into ordinary shares of the issuer at any time. The number of ordinary shares into which the preferred stock can be converted is determined by dividing the applicable original purchase price by the conversion price in effect at the time of conversion. Immediately prior to either (a) the closing of the sale of ordinary shares of the issuer in an initial public offering or (b) by the vote or written consent of the holders of at least a majority of the voting power of the issued and outstanding shares of preferred stock, all outstanding shares of preferred stock shall automatically be converted into ordinary shares of the issuer, at the then effective conversion rate. Additionally, the Company's conversion rights terminate in the event of a liquidation event (as defined).

The preferred stock entitles the Company to vote on any matter presented to shareholders of the issuer, the number of votes equal to the number of ordinary shares into which the preferred stock is convertible as of the record date for determining shareholders entitled to vote on such matter.

The preferred stock entitles the Company to be paid dividends, when declared by the board of directors of the issuer, on shares of any other class or series of share capital of the issuer distributed among the holders of preferred stock and ordinary shares of the issuer, ratably, on an as-converted basis.

In the event of a liquidation event (as defined in the stock purchase agreement) or dividend distribution as part of a liquidation event, the preferred stock entitles the Company to be paid out of the proceeds available for distribution to shareholders of the issuer before any payment shall be made to the holders of ordinary shares or any other shares ranking on liquidation junior to the preferred stock.

Note 5. Related Parties

The Company's CEO and director has outstanding advances to the Company of $160,000 and $50,681 as of December 31, 2020 and 2019, respectively, which were used to fund the Company's short-term needs. These advances do not have a stated interest rate or maturity. During 2020, the CEO agreed to forgive $40,759, which was included in other income in the consolidated statements of operations.

On July 1, 2019, the Company acquired CoPeace Finance, LLC from the Company's CEO in exchange for $100 in consideration.

As of December 31, 2020 and 2019, the Company had accrued expenses of $50,526 and $213,805 respectively, to related parties. The accrued expenses are related to the accrued compensation for the two founders. On May 1, 2019, Craig Jonas and Meg Masten, both officers and directors of the Company, proposed to the Board of Directors ("Board") their plans to forego a portion of the accrued compensation and related payroll taxes totaling $163,379. On June 9, 2020, the Board approved and ratified the decision. The debt forgiveness was included in other income in the consolidated statements of operations.

Note 6. Commitments and Contingencies

Potential Regulatory Issues

The accompanying consolidated financial statements have been prepared assuming that the Company is not an investment company, as defined by Section 3(a) of the Investment Company Act of 1940 (the "1940 Act"). It is unclear as of the issuance date of these consolidated financial statements whether the Company may have inadvertently met the requirements to be treated as an investment company under the 1940 Act. If the Company is treated as an investment company under the 1940 Act, and it is unable to meet another exemption under the 1940 Act, it could become subject to various risks and negative outcomes. The Company's intended and well-documented stated objective is to function as a holding company and comply with SEC regulations as such. Due to unforeseen circumstances which delayed capital raising efforts further exacerbated by the COVID-19 global pandemic, the Company has not raised sufficient capital to create the resultant asset base to reach compliance for the holding company exemption. On September 20, 2020, the Board of Directors reaffirmed the Company commitment to continue the path toward compliance with the SEC holding company exemption through the future deployment of capital raised to reach full compliance. The delay in capital formation resulting from the unforeseen extraordinary event of the COVID-19 pandemic has affected the Company's ability to comply and may have the unintended consequence of the Company being classified as a transient investment company upon future SEC review. If the SEC determines that the Company is viewed as a transient investment company, the Company may be permitted additional time to reach compliance as a holding company in accordance safe harbor provisions afforded to transient investment companies.

Commitments

The Company may make subsequent purchases of up to 117,246 shares of preferred stock of the investment discussed in Note 4 at subsequent dates, subject to certain terms and conditions, at a purchase price of $12.27 per share ($1,438,600 aggregate purchase price). As of the date of this filing, the milestone dates for subsequent investments has passed.

Contingencies

The Company may from time to time be involved in various legal actions arising in the normal course of business. In the opinion of management, the Company's liability, if any, in these pending actions would not have a material adverse effect on the financial position of the Company. The Company's general and administrative expenses would include amounts incurred to resolve claims made against the Company.

The Company believes there is no litigation pending that could have, individually or in the aggregate, a material adverse effect on its results of operations or financial condition.

Note 7. Loan Payable

On May 4, 2020, the Company received loan proceeds in the amount of $71,755 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act

("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months.

In November 2020, the Company was notified that $67,105 of the PPP loan was approved for forgiveness, and therefore recorded this amount in other income in the consolidated statements of operations. As of December 31, 2020, the remaining outstanding principal and interest was $4,745.

Note 8. Equity

Common Stock

The Company has authorized 400,000 shares of Common Stock, with a par value of $0.001 per share, and has 200,814 and 200,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively.

The Company's Common Stock is subject to the rights and preferences of its preferred stock classes.

In 2020, the Company accrued $334 of common stock dividends to holders of Series A preferred stock for the issuance of 0.05 shares of common stock for each share of Series A Preferred Stock held, resulting in the issuance of 814 shares of common stock.

Series A Preferred Stock

The Company's has authorized 50,000 shares of Series A Preferred Stock, with a par value of $0.001 per share. The Company had 16,279 and 15,641 shares issued and outstanding as of December 31, 2020 and 2019, respectively.

The Series A Preferred Stock is included in the redeemable convertible preferred stock section of our consolidated balance sheets as the ownership interests are redeemable outside of the Company's control. The Series A Preferred Stock is redeemable at the option of the holder for cash in the event of a change of control. Each share of our Series A Preferred Stock shall be convertible, at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Common Stock (subject, however, to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to either the Preferred Stock or the Common Stock). Series A Preferred stockholders have voting rights on an as-converted basis. The "Liquidation Value" is calculated by taking the base conversion price of $100 and adjusting it for any stock splits, stock dividends, recapitalization, or similar transaction that effected the Series A Preferred Stock and adding all accrued, unpaid dividends on each share (whether declared or not). As of December 31, 2020 and 2019, the total Liquidation Value was $1,739,254 and $1,605,887, respectively. The amended Articles of Incorporation reflects an increase to the accrued dividend rate for all issuances of the Series A Preferred Stock from 4.5% to 5% per annum, which was applied retroactively back to the issuance dates in the 2019 accrual in accordance with the articles of incorporation. The dividends are in preference to common stock dividends. As of December 31, 2020 and 2019, the Company has accrued dividends of $111,354 and $41,787, respectively.

The Company's Series A preferred stock has not been adjusted up to the redemption amount and the dividends are not recorded until declared as it is not yet probable that the redemption event will occur.

2020 and 2019 Transactions

During the year ended December 31, 2020, the Company issued 2,528 shares of Series A preferred stock for proceeds of $255,030.

During the year ended December 31, 2020, the Company issued 2,485 shares of the Company's Series A preferred stock to certain employees, advisors and board members for compensation. The total fair value of the restricted stock awards granted was $248,500. The fair value was determined by management's estimated fair value of the Series A Preferred Stock established from the cash issuances in 2020. In 2020, the Company recorded $58,419 based on the awards' respective vesting schedules. As of December 31, 2020, 280 Series A shares had vested and unrecognized compensation cost was $190,081, which will be recognized as the shares vest through 2024 with a weighted average remaining vesting of 2.7 years.

In March 2020, it was determined that Series A Preferred Stock awarded to employees and board members for compensation in 2018 and in 2019 would result in an unexpected and unwanted tax liability for the awardees. The Company and the awardees mutually agreed to annul each of the Series A Preferred Stock awards granted for compensation and all 4,275 shares of Series A Preferred Stock issued under these awards were cancelled. The annulment of these awards was not accompanied by concurrent grants of replacement awards.

During the year ended December 31, 2019, the Company issued 9,866 shares of Series A preferred stock for $956,040, where 3,056 of these shares were issued at a $10 discount to related parties. As of December 31, 2019, the Company was owed $85,020 for 750 of the shares, which was received in 2020.

During the year ended December 31, 2019, the Company issued 1,625 shares of the Company's Series A Preferred Stock to certain employees and board members for compensation. The total fair value of the restricted stock awards issued in 2019 for compensation was $162,500, which was all recognized in 2019 due to the immediate vesting. The fair value was determined by management's estimated fair value of the Series A Preferred Stock established from the cash issuances in 2019.

During the year ended December 31, 2019, the Company recorded $155,675 as stock-based compensation in connection with the 2018 issuance of Series A preferred stock to certain employees and board members.

Series B Preferred Stock

The Company has authorized 50,000 shares of Series B Preferred Stock, with a par value of $0.001 per share. The Company had 2,279 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively.

The liquidation preference applicable to Series B Preferred stock is based on the original issuance price of $120 per share plus accrued and unpaid dividends. As of December 31, 2020, the total liquidation preference was $274,847. The Series B Preferred Stock is included in the redeemable convertible preferred stock section of our consolidated balance sheets as the ownership interests are redeemable outside of the Company's control by virtue of its deemed liquidation terms. The Series B Preferred Stock shall be convertible, at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Common Stock (subject, however, to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to either the Preferred Stock or the Common Stock). Series B Preferred stockholders have voting rights on an as-converted basis. Series B Preferred Stock accumulates a return of 3% in preference to any dividends on common stock. The dividends are in preference to common stock dividends. As of December 31, 2020 and 2019, the Company has accrued dividends of $1,367 and $0, respectively.

The Company's Series B redeemable preferred stock has not been adjusted up to the redemption amount and the dividends are not recorded until declared as it is not yet probable that the redemption event will occur.

2020 Transactions

During the year ended December 31, 2020, the Company issued 2,204 shares of Series B preferred stock for net proceeds of $251,256 pursuant to a Regulation CF offering after offering costs of $13,224. As of December 31, 2020, the Company had a subscription receivable of $27,132 pertaining to this offering, which was received in 2021.

During the year ended December 31, 2020, the Company issued 75 shares of the Company's Series B preferred Stock to certain employees and board members for compensation. The total fair value of the restricted stock awards issued in 2020 for compensation was $9,000, which was all recognized in 2020 due to the immediate vesting. The fair value was determined by management's estimated fair value of the Series B Preferred Stock established from the cash issuances in 2020.

Note 9. Stock-Based Compensation

On June 9, 2020, the Board authorized the adoption of the Company's Omnibus Incentive Plan (the "Plan"). The Plan is designed to provide an additional incentive to executives, employees, directors, and key consultants, aligning the long-term interests of participants in the Plan with those of the Company. The Plan allows for the issuance of any class of stock or options to be awarded. The Company has reserved 47,250 shares of stock for issuance under the Plan. As of December 31, 2020, there were 34,065 awards available under the Plan.

The following is a summary of activity of options during the years ended December 31, 2020 and 2019:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	-	$ -	$ -
Granted	10,625	1.31	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2020	10,625	$ 1.31	$ 1,775
Exercisable as of December 31, 2020	6,550	$ 1.23	$ 1,622

The total fair value of options granted in 2020 was $3,511. During the year ended December 31, 2020, the Company recognized $1,048 in stock-based compensation expense. The options vest from immediate to four years. The weighted average duration to expiration of outstanding options was 9.76 years as of December 31, 2020.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended December 31, 2020
Risk-free interest rate	0.36% - 0.51%
Expected term (in years)	6.08
Expected volatility	25.00%
Expected dividend yield	0%
Fair value per option	$0.31 - $0.38

Note 10. Net Loss per Share

Basic net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during each period. There was no dilutive effect for the outstanding potentially dilutive securities for the years ended December 31, 2020 and 2019 as the Company reported a net loss for both periods.

Diluted net income per share is computed by dividing net income for the period by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. The Company uses the treasury stock method to determine whether there is a dilutive effect of outstanding potentially dilutive securities, and the if-converted method to assess the dilutive effect of the convertible notes.

Note 11. Income Taxes

As of December 31, 2020 and 2019, the Company has a Federal and State net operating loss carry-forwards of $1,281,790 and $684,772, respectively, available to offset future taxable income. The 2018 - 2020 tax years are open for IRS tax examination.

Deferred taxes relate to differences between the basis of assets and liabilities for financial and income tax reporting which will be either taxable or deductible when the assets or liabilities are recovered or settled.

The valuation allowance as of December 31, 2020 and 2019 was $316,060 and $187,340, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on consideration of these items, management has determined that enough uncertainty exists relative to the realization of the deferred income tax asset balances to warrant the application of a full valuation allowance as of December 31, 2020 and 2019.

The effects of temporary differences that gave rise to significant portions of deferred tax assets as of December 31, 2020 and 2019 comparatively:

	December 31,	
	2020	2019
Deferred tax assets:		
Net operating loss carryforwards	$ 316,060	$ 168,759
Deferred compensation	-	18,581
Valuation allowance	(316,060)	(187,340)
Net deferred tax assets	$ -	$ -

The Company has not incurred any taxes and as a result has not recorded a tax expense. The reconciliation of income tax computed at the federal and state statutory rates to income tax expense as follows:

Federal statutory rate	21%
State statutory rate	5%
Net operating loss	(26%)
	0%

Note 12. Benefit Plans

The Company has established a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company provides matching contributions of 100% of the first 3% of each participant's salary contributed, plus 50% for each of the next 2% contributed. Employees are immediately and fully vested in their own contributions and the Company's match. During the years ended December 31, 2020 and 2019, the Company contributed $16,859 and $0, respectively, to the plan.

Note 13. Subsequent Events

In January 2021, the Company received a second PPP loan for proceeds of $76,657.

In February 2021, the remaining amount of the Company's first PPP loan was approved for forgiveness.

Through the issuance date, the Company has raised approximately $474,000 pursuant to a Regulation CF offering of its Series B preferred stock.

Management has evaluated subsequent events through October 15, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

COPEACE, PBC
SUPPLEMENTARY CONSOLIDATING INFORMATION
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2020

	PBC	Finance	Marketing	Sports	Eliminations	Consolidated
ASSETS						
Current Assets:						
Cash	$ 16,835	$ 85	$ -	$ -	$ -	$ 16,920
Deferred offering costs	109,555	-	-	-	-	109,555
Prepaid expenses	43,554	-	-	-	-	43,554
Total current assets	169,944	85	-	-	-	170,029
Interest receivable	18,384	-	-	-	-	18,384
Property, plant and equipment, net	700	-	-	-	-	700
Investment in wholly-owned subsidiaries	364,398	-	-	-	(364,398)	-
Investment in equity security	61,400	-	-	-	-	61,400
Investment in debt security	250,000	-	-	-	-	250,000
TOTAL ASSETS	$ 864,826	$ 85	$ -	$ -	$ (364,398)	$ 500,513
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT						
Current liabilities:						
Accounts payable	$ 54,350	$ -	$ -	$ -	$ -	$ 54,351
Accrued expenses – related party officers	50,427	100	-	-	-	50,526
Accrued expenses	9,577	-	-	-	-	9,577
Due to related party	160,000	-	-	-	-	160,000
Loan payable	4,745	-	-	-	-	4,745
Total current liabilities	279,099	100	-	-	-	279,199
Commitments and contingencies (Note 6)						
Redeemable preferred stock:						
Series A redeemable convertible preferred stock, $0.001 par value; 50,000 shares authorized; 16,279 and 15,641 shares issued and outstanding as of December 31, 2020 and 2019, respectively	1,740,756	-	-	-	-	1,740,756
Series B redeemable convertible preferred stock, $0.001 par value; 50,000 shares authorized; 2,279 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively	260,256	-	-	-	-	260,256
Subscription receivable	(27,132)	-	-	-	-	(27,132)
Total redeemable preferred stock	1,973,880	-	-	-	-	1,973,880
Stockholders' deficit:						
Common stock, par value $0.001, 400,000 shares authorized; 200,814 and 200,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	200	-	-	-	-	200
Additional paid-in capital	150,576	108,293	149,651	111,736	(364,398)	155,857
Accumulated deficit	(1,538,929)	(108,308)	(149,651)	(111,736)	-	(1,908,623)
Total stockholders' deficit	(1,388,153)	(15)	(0)	(0)	- 364,398	(1,752,566)
TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT	$ 864,826	$ 85	(0)	$ -	$ (364,398)	$ 500,513

COPEACE, PBC
SUPPLEMENTARY CONSOLIDATING INFORMATION
CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

	PBC	Finance	Marketing	Sports	Eliminations	Consolidated
Revenue, net	$ -	$ -	$ -	$ -	$ -	$ -
Operating expenses:						
Salaries, benefits and contract labor	393,919	98,288	141,704	103,932	-	737,843
Professional fees	67,770	-	-	-	-	67,770
General and administrative	48,555	10,020	7,946	7,804	-	74,325
Sales and marketing	66,627	-	-	-	-	66,627
Total operating expenses	576,871	108,308	149,651	111,736	-	946,565
Loss from operations	(576,871)	(108,308)	(149,651)	(111,736)	-	(946,565)
Other income (expense):						
Interest and finance charges	(872)	-	-	-	-	(872)
PPP forgiveness	67,105	-	-	-	-	67,105
Related party debt forgiveness	204,138	-	-	-	-	204,138
Interest income	9,330	-	-	-	-	9,330
Total other income (expense)	279,701	-	-	-	-	279,701
Net loss	$ (297,169)	$ (108,308)	$(149,651)	$ (111,736)	$ -	$ (666,864)